SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549


                                    FORM 15


         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
                   Suspension of Duty to file Reports Under
              Section 13 and 15(d) of the Securities Exchange Act
                                   of 1934.

                          Commission File Number 6719

                          Blount International, Inc.
            (Exact name of registrant as specified in its charter)

                           4520 Executive Park Drive
                           Montgomery, Alabama 36116
                                (334) 244-4000
              (Address, including zip code, and telephone number,
                     including area code, of registrant's
                         principal executive offices)

                     Class A Common Stock ($.01 Par Value)
                     Class B Common Stock ($.01 Par Value)
                 (Title of each class of securities covered by
                                  this Form)

                         Common Stock ($.01 Par Value)
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon to terminate or suspend duty by file reports:


   Rule 12g-4(a)(1)(i)     [ x  ]      Rule 12h-3(b)(1)(ii)     [    ]
   Rule 12g-4(a)(1)(ii)    [    ]     Rule 12h-3(b)(2)(i)      [    ]
   Rule 12g-4(a)(2)(i)     [    ]     Rule 12h-3(b)(2)(ii)     [    ]
   Rule 12g-4(a)(2)(ii)    [    ]     Rule 15d-6               [    ]
   Rule 12h-3(b)(1)(i)     [ x  ]

Approximate number of holders of record as of the certification or notice date:

Description of Security                                 # of Holders

Class A Common Stock ($.01 Par Value)                         0
Class B Common Stock ($.01 Par Value)                         0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Blount International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 20, 1999     By:       /s/  Richard H. Irving, III, Esq.
                                 -------------------------------------
                          Name:    Richard H. Irving, III, Esq.
                          Title:   Senior Vice President and General Counsel

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.